PRESS RELEASE

Banro Announces Election of Directors

Toronto, Canada – June 29, 2016 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that the seven nominees listed in the Company’s management information circular for the annual meeting of shareholders of the Company (the "Meeting") held on Wednesday, June 29, 2016 were elected at the Meeting as directors of Banro. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Richard W. Brissenden	31,909,387	94.40%	1,894,095	5.60%
John A. Clarke	32,368,117	95.75%	1,435,365	4.25%
Maurice J. Colson	31,894,214	94.35%	1,909,268	5.65%
Peter N. Cowley	31,939,692	94.49%	1,863,790	5.51%
Jiongjie Lu	32,512,517	96.18%	1,290,965	3.82%
Mick C. Oliver	33,029,292	97.71%	774,190	2.29%
Derrick H. Weyrauch	32,738,971	96.85%	1,064,511	3.15%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com